                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment #14)

                                MEGAMATION INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $0.01 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 585 154 10 7
                            -----------------------
                                (CUSIP Number)

                          Copies of Communication To:

                            Tristram C. Colket, Jr.
                            c/o Tekloc Enterprises
                           500 Chester Field Parkway
                                   Suite 170
                              Malvern, PA  19355

                                  Max Cooper
                                 c/o CLP Inc.
                              124 Summit Parkway
                             Birmingham, AL  35209

- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 27, 1996
                       ---------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 17 Pages
                            Exhibit located at Page

                                 SCHEDULE 13D



CUSIP No. 585 154 10 7                                        Page 2 of 17 Pages
          ------------                                        ------------------

- --------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Tristram C. Colket, Jr.

- --------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  X
                                                                      ---
                                                                         (b)
                                                                            ---
- --------------------------------------------------------------------------------
    3       SEC USE ONLY


- --------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                      PF

- --------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                              -----

- --------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States

- --------------------------------------------------------------------------------
NUMBER OF SHARES      7  SOLE VOTING POWER
  BENEFICIALLY
 OWNED BY EACH                0 (See Item 5)
REPORTING PERSON
      WITH
                     -----------------------------------------------------------
                      8  SHARED VOTING POWER

                              0

                     -----------------------------------------------------------
                      9  SOLE DISPOSITIVE POWER

                              0 (See Item 5)

                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                              0

- --------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0 (See Item 5)

- --------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                           -----

- --------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%

- --------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
                      IN

- --------------------------------------------------------------------------------

                                 SCHEDULE 13D


CUSIP No. 585 154 10 7                                        Page 3 of 17 Pages
- ----------------------                                        ------------------

- --------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Max Cooper

- --------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) X
                                                                      ---
                                                                          (b)
                                                                             ---

- --------------------------------------------------------------------------------
    3       SEC USE ONLY


- --------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                      PF

- --------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           -----

- --------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States

- --------------------------------------------------------------------------------
NUMBER OF SHARES      7  SOLE VOTING POWER
  BENEFICIALLY
 OWNED BY EACH                0 (See Item 5)
REPORTING PERSON
      WITH
                     -----------------------------------------------------------
                      8  SHARED VOTING POWER

                              0 (See Item 5)

                     -----------------------------------------------------------
                      9  SOLE DISPOSITIVE POWER

                              0 (See Item 5)

                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                              0 (See Item 5)

- --------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0  (See Item 5)

- --------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                           -----

- --------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%

- --------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

                      IN
- --------------------------------------------------------------------------------

                                 SCHEDULE 13D


CUSIP No. 585 154 10 7                                        Page 4 of 17 Pages
- ----------------------                                        ------------------

- --------------------------------------------------------------------------------
    1              NAME OF REPORTING PERSON
                          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Cooper Investments

- --------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) X
                                                                       ---
                                                                          (b)
                                                                             ---

- --------------------------------------------------------------------------------
    3       SEC USE ONLY


- --------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                      WC

- --------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                           -----

- --------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Alabama

- --------------------------------------------------------------------------------
NUMBER OF SHARES      7  SOLE VOTING POWER
  BENEFICIALLY
 OWNED BY EACH                0
REPORTING PERSON
      WITH
                     -----------------------------------------------------------
                      8  SHARED VOTING POWER

                              0 (See Item 5)

                     -----------------------------------------------------------
                      9  SOLE DISPOSITIVE POWER

                              0

                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                              0 (See Item 5)

- --------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0 (See Item 5)

- --------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                           -----

- --------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%

- --------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

                      PN

- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 585 154 10 7                                        Page 5 of 17 Pages
- ----------------------                                        ------------------

- --------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      CLP Corporation

- --------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)
                                                                       ---
                                                                          (b) X
                                                                             ---

- --------------------------------------------------------------------------------
    3       SEC USE ONLY


- --------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                      WC

- --------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           -----

- --------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Alabama

- --------------------------------------------------------------------------------
NUMBER OF SHARES       7  SOLE VOTING POWER
  BENEFICIALLY
 OWNED BY EACH                0
REPORTING PERSON
      WITH
                     -----------------------------------------------------------
                      8  SHARED VOTING POWER

                              0 (See Item 5)

                     -----------------------------------------------------------
                      9  SOLE DISPOSITIVE POWER

                              0

                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                              0 (See Item 5)

- --------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0               *Does not include shares beneficially
                                       owned by other Reporting Persons.

- --------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                           -----

- --------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%

- --------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                      CO

- --------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 585 154 10 7                                        Page 6 of 17 Pages
- ------------------------                                      ------------------

- --------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Estate of Rose Fivelson

- --------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) X
                                                                       ---
                                                                          (b)
                                                                             ---

- --------------------------------------------------------------------------------
    3       SEC USE ONLY


- --------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                      N/A

- --------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           -----

- --------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States

- --------------------------------------------------------------------------------
NUMBER OF SHARES      7  SOLE VOTING POWER
  BENEFICIALLY
 OWNED BY EACH                0  (See Item 5)
REPORTING PERSON
      WITH
                     -----------------------------------------------------------
                      8  SHARED VOTING POWER

                              0

                     -----------------------------------------------------------
                      9  SOLE DISPOSITIVE POWER

                              0*

                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                              0

- --------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0*              *Does not include shares beneficially
                                       owned by other Reporting Persons.

- --------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                           -----

- --------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%

- --------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

                      IN

- --------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 585 154 10 7                                        Page 7 of 17 Pages
- ------------------------                                      ------------------

- --------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Scott Fivelson

- --------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) X
                                                                       ---
                                                                          (b)
                                                                             ---

- --------------------------------------------------------------------------------
    3       SEC USE ONLY


- --------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                      N/A

- --------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           -----

- --------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States

- --------------------------------------------------------------------------------
NUMBER OF SHARES      7  SOLE VOTING POWER
  BENEFICIALLY
 OWNED BY EACH                0  (See Item 5)
REPORTING PERSON
      WITH
                     -----------------------------------------------------------
                      8  SHARED VOTING POWER

                              0

                     -----------------------------------------------------------
                      9  SOLE DISPOSITIVE POWER

                              0*

                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                              0

- --------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0*              *Does not include shares beneficially
                                       owned by other Reporting Persons.

- --------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                           -----

- --------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%

- --------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

                      IN

- --------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 585 154 10 7                                        Page 8 of 17 Pages
- ----------------------                                        ------------------

- --------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Edward Jacobson

- --------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) X
                                                                       ---
                                                                          (b)
                                                                             ---

- --------------------------------------------------------------------------------
    3       SEC USE ONLY


- --------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                      N/A

- --------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           -----

- --------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States

- --------------------------------------------------------------------------------
NUMBER OF SHARES      7  SOLE VOTING POWER
  BENEFICIALLY
 OWNED BY EACH                0  (See Item 5)
REPORTING PERSON
      WITH
                     -----------------------------------------------------------
                      8  SHARED VOTING POWER

                              0

                     -----------------------------------------------------------
                      9  SOLE DISPOSITIVE POWER

                              0*

                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                              0

- --------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0*              *Does not include shares beneficially
                                       owned by other Reporting Persons.

- --------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                           -----

- --------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%

- --------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

                      IN

- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 585 154 10 7                                        Page 9 of 17 Pages
- ----------------------                                        ------------------

- --------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Sarah Jacobson

- --------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) X
                                                                        ---
                                                                           (b)
                                                                             ---

- --------------------------------------------------------------------------------
    3       SEC USE ONLY


- --------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                      N/A

- --------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           -----

- --------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States

- --------------------------------------------------------------------------------
NUMBER OF SHARES      7  SOLE VOTING POWER
  BENEFICIALLY
 OWNED BY EACH                0  (See Item 5)
REPORTING PERSON
      WITH
                     -----------------------------------------------------------
                      8  SHARED VOTING POWER

                              0

                     -----------------------------------------------------------
                      9  SOLE DISPOSITIVE POWER

                              0*

                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                              0

- --------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0*              *Does not include shares beneficially
                                       owned by other Reporting Persons.

- --------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                           -----

- --------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%

- --------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

                      IN

- --------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 585 154 10 7                                       Page 10 of 17 Pages
- ----------------------                                       -------------------

- --------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Kenneth Neuman

- --------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) X
                                                                       ---
                                                                          (b)
                                                                             ---

- --------------------------------------------------------------------------------
    3       SEC USE ONLY


- --------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                      N/A

- --------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           -----

- --------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States

- --------------------------------------------------------------------------------
NUMBER OF SHARES      7  SOLE VOTING POWER
  BENEFICIALLY
 OWNED BY EACH                0  (See Item 5)
REPORTING PERSON
      WITH
                     -----------------------------------------------------------
                      8  SHARED VOTING POWER

                              0

                     -----------------------------------------------------------
                      9  SOLE DISPOSITIVE POWER

                              0*

                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                              0

- --------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0*              *Does not include shares beneficially
                                       owned by other Reporting Persons.

- --------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                           -----

- --------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%

- --------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
                      IN

- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 585 154 10 7                                       Page 11 of 17 Pages
- ----------------------                                       -------------------

- --------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Shirley Neuman

- --------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) X
                                                                       ---
                                                                          (b)
                                                                             ---

- --------------------------------------------------------------------------------
    3       SEC USE ONLY


- --------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                      N/A

- --------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           -----

- --------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States

- --------------------------------------------------------------------------------
NUMBER OF SHARES      7  SOLE VOTING POWER
  BENEFICIALLY
 OWNED BY EACH                0  (See Item 5)
REPORTING PERSON
      WITH
                     -----------------------------------------------------------
                      8  SHARED VOTING POWER

                              0

                     -----------------------------------------------------------
                      9  SOLE DISPOSITIVE POWER

                              0*

                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                              0

- --------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0*              *Does not include shares beneficially
                                       owned by other Reporting Persons.

- --------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                           -----

- --------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0%

- --------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
                      IN

- --------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 585 154 10 7                                       Page 12 of 17 Pages
- ----------------------                                       -------------------

- --------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Steven Neuman

- --------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) X
                                                                       ---
                                                                          (b)
                                                                             ---

- --------------------------------------------------------------------------------
    3       SEC USE ONLY


- --------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                      N/A

- --------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           -----

- --------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States

- --------------------------------------------------------------------------------
NUMBER OF SHARES      7  SOLE VOTING POWER
  BENEFICIALLY
 OWNED BY EACH                0  (See Item 5)
REPORTING PERSON
      WITH
                     -----------------------------------------------------------
                      8  SHARED VOTING POWER

                              0

                     -----------------------------------------------------------
                      9  SOLE DISPOSITIVE POWER

                              0*

                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                              0

- --------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0*              *Does not include shares beneficially
                                       owned by other Reporting Persons.

- --------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                           -----

- --------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%

- --------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
                      IN

- --------------------------------------------------------------------------------

                                                             Page 13 of 17 Pages

Introductory Statement.
- ----------------------

          Steven H. Pollack ("Pollack"), Brian Hoffman ("Hoffman"), Max Cooper ("Cooper"), and Tristram C. Colket, Jr. ("Colket") each filed a Schedule 13D as of April 12, 1991. Thereafter, pursuant to Rule 13d-1(f)(1) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Pollack, Hoffman, Cooper and Colket each filed Amendments No. 1 through 11 to Schedule 13D as part of a series of group filings made by Cooper; Cooper Investments, a general partnership ("Cooper Investments"); CLP Corporation ("CLP"); Cooper as Proxy and Attorney-in-Fact for Rose Fivelson, Scott Fivelson, Edward Jacobson, Sarah Jacobson, Kenneth Neuman, Shirley Neuman and Steven Neuman (together with Cooper, Cooper Investments and CLP, the "Cooper Shareholders"); Colket; Hoffman; Pollack; Thomas D. Schmidt ("Schmidt"); and Alan R. Leiderman ("Leiderman"). The aforementioned persons and entities constituted a "group" within the meaning of Section 13(d)(3) of the Act by virtue of their being parties to a Voting Agreement attached as an exhibit to Amendment No. 1 except for CLP which constituted a member of the "group" because it was controlled by Cooper. The Cooper Shareholders, as constituted from time to time, as part of the group, filed a Schedule 13-D and 10 amendments thereto corresponding to Amendments No. 1 through 11 of the
Schedule 13D filed by Hoffman, Pollack, Cooper and Colket.  Amendment No. 11 to
Schedule 13D was filed to reflect the fact that the aforementioned persons and entities formerly constituted a "group," and pursuant to the Termination Agreement attached as an Exhibit thereto such persons no longer constituted such a "group". Colket, on the one hand, and Cooper and Cooper Investments, on the other hand, each filed Amendment No. 12 to Schedule 13D on their own respective behalves and the Cooper Shareholders (other than CLP) filed Amendment No. 12 to
Schedule 13D together with Cooper and Cooper Investments to report the existence of the Proxies and Powers of Attorney granted by them to Cooper.

          The Cooper Shareholders and Colket filed Amendment No. 13 to report that they again constituted a "group" within the meaning of Section 13(d)(3) of the Act for the purpose of acquiring all of the outstanding shares of Common Stock (as hereinafter defined) of the Issuer (as hereinafter defined) not already owned by Cooper, Cooper Investments, CLP and Colket. Cooper and Colket formed MI Merger Corp., a Delaware corporation ("Mergerco"), solely for the purpose of acquiring such shares. Mergerco and the Issuer entered into an Agreement and Plan of Merger dated as of March 19, 1996 (the "Merger Agreement") whereby Mergerco would be merged with and into the Issuer with the Issuer remaining as the surviving corporation (the "Merger"). The Merger Agreement was subsequently amended on May 10, 1996. On June 18, 1996, the Company held a special meeting of its stockholders who voted in favor of the Merger. On such date, a Certificate of Merger was filed with the Delaware Secretary of State and a closing was held.

          At the closing, upon consummation of the Merger, (a) each share of Common Stock that was outstanding at the effective time of the Merger, excluding shares owned by Mergerco and shares in respect of which dissenters' rights have been perfected, were converted into the right to receive $.10 per share in cash, without interest, subject to applicable back-up withholding taxes (the "Merger Consideration"); (b) all of the shares of the Issuer held by Mergerco were canceled without consideration; and (c) each share of Common Stock of Mergerco outstanding immediately prior to the effective time of the Merger was converted into one share of common stock of the surviving corporation. Colket and Cooper each owned one share of Common Stock of Mergerco, all of the outstanding stock of the company. As a result of the Merger, Cooper and Colket beneficially own all of the outstanding shares of common stock of the Issuer. Immediately prior to the Merger, Cooper Investments and CLP transferred their shares to Mr. Cooper. In the Merger, Rose Fivelson, Scott Fivelson, Edward Jacobson, Sarah Jacobson, Kenneth Neuman, Shirley Neuman and Steven Neuman each had their shares converted into the right to receive the Merger Consideration and no longer have shares in the Issuer.

                                                             Page 14 of 17 Pages

          The Issuer is wholly owned by Colket and Cooper and, concurrently with the filing of this Amendment to Schedule 13D, is terminating its registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act") by filing a Form 15 with the Commission and ceasing to be authorized to be quoted on the Nasdaq OTC Bulletin Board. Consequently, the Common Stock of the Issuer is no longer an "equity security" as defined in Rule 13d-1(d) as promulgated under the Act and the Reporting Persons are no longer required to file reports as a "group" under Section 13 of the Act.

          Colket and the Cooper Shareholders are hereinafter sometimes referred to collectively as the "Reporting Persons".


Item 1.   Security and Issuer.
- ------    -------------------

          The class of equity securities to which this Amended Schedule 13D relates is the common stock, $.01 par value per share (the "Common Stock"), of Megamation Inc., a Delaware corporation (the "Issuer"). The Issuer has its principal executive offices at 51 Everett Drive, Building #B4, Lawrenceville, New Jersey 08648.


Item 2.   Identity and Background.
- ------    -----------------------

          (a), (b), (c), (f). Pursuant to Rule 13d-1(f)(1) of Regulation 13D of the General Rules and Regulations under the Act, this Statement is being filed by the Reporting Persons.

          Tristram C. Colket, Jr.'s business address is Suite 170, 500 Chester Field Parkway, Malvern, Pennsylvania 19355. The Reporting Person is a private investor and is Chairman of the Board of Directors of the Issuer.

          The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the Cooper Shareholders other than Cooper Investments and CLP are set forth on Schedule A hereto, which is hereby incorporated by reference in its entirety.

          Cooper Investments is an Alabama general partnership which is engaged in the business of private investments. The address of the principal business and office of each of Cooper Investments and CLP is 124 Summit Parkway, Birmingham, Alabama 35209. CLP is an Alabama corporation engaged in the restaurant business through the operation of McDonalds' franchises in Alabama. The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the partners of Cooper Investments and each of the officers, directors and controlling stockholders of CLP are set forth on Schedule B and Schedule C hereto, respectively, which Schedules are hereby incorporated by reference in their entirety.

          (d) During the last five years none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction involving the federal or state securities laws.


Item 3.   Source and Amount of Funds or Other Consideration.
- ------    -------------------------------------------------

          It is currently expected that approximately $921,000 will be required to pay the Merger Consideration to the Public Stockholders (assuming

                                                             Page 15 of 17 Pages

no such holder exercises dissenters' rights), and that such funds will be furnished from available general funds of Colket and Cooper.


Item 4.   Purpose of Transaction.
- ------    ----------------------

          As described in the Introductory Statement, the transaction requiring this Amendment to Schedule 13D is the consummation of the Merger and the resulting termination of its registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act") by filing a Form 15 with the Commission and ceasing to be authorized to be quoted on the Nasdaq OTC Bulletin Board. Consequently, the Common Stock of the Issuer is no longer an "equity security" as defined in Rule 13d-1(d) as promulgated under the Act and the Reporting Persons are no longer required to file reports as a "group" under
Section 13 of the Act.


Item 5.   Interest in Securities of the Issuer.
- ------    ------------------------------------

          (a)  Not applicable.

          (b)  Not applicable.

          (c) As described in the Introductory Statement, the transactions requiring this Amendment to Schedule 13D is the consummation of the Merger and the resulting termination of the Issuer's registration under the Act.

          (d)  Not applicable.

          (e)  June 18, 1996.


Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
- ------    ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          None except the Merger Agreement, as amended, described in the Introductory Statement to this Amendment or as previously disclosed in this
Schedule 13D as previously amended. The Merger Agreement was filed as Exhibit 1 to Amendment 13 to Schedule 13D. See Item 7 for filing of the First Amendment to the Merger Agreement.


Item 7.   Material to be Filed as Exhibits.
- ------    --------------------------------

          1. Amendment No. 1 to the Agreement and Plan of Merger dated May 10, 1996.

                                                             Page 16 of 17 Pages


                                   SIGNATURES
                                   ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 27, 1996


                                    /s/ Tristram C. Colket, Jr.
                                    -------------------------------
                                    Tristram C. Colket, Jr.


                                    /s/ Max Cooper
                                    -------------------------------
                                    Max Cooper


                                    Cooper Investments, an Alabama
                                     General Partnership


                                    By:/s/ Max Cooper
                                       ----------------------------
                                       Max Cooper, Partner

                                    CLP, Inc., an Alabama
                                     Corporation



                                    By:/s/ Max Cooper
                                       ----------------------------
                                       Max Cooper, Chairman


                                    /s/ Max Cooper
                                    -------------------------------
                                    Estate of Rose Fivelson, by
                                     Attorney-in-Fact


                                    /s/ Max Cooper
                                    -------------------------------
                                    Scott Fivelson, By Max Cooper
                                     Attorney-in-Fact


                                    /s/ Max Cooper
                                    --------------------------------
                                    Edward Jacobson, by Max Cooper
                                     Attorney-in-Fact


                                    /s/ Max Cooper
                                    -------------------------------
                                    Sarah Jacobson, by Max Cooper
                                     Attorney-in-Fact


                                    /s/ Max Cooper
                                    -------------------------------
                                    Kenneth Neuman, by Max Cooper
                                     Attorney-in-Fact


                                    /s/ Max Cooper
                                    --------------------------------
                                    Shirley Neuman, by Max Cooper
                                     Attorney-in-Fact

                                                             Page 17 of 17 Pages

                                    /s/ Max Cooper
                                    -------------------------------
                                    Steven Neuman, by Max Cooper
                                     Attorney-in-Fact

                                  SCHEDULE A

Name and                                                Occupation or
Citizenship                        Address                Employment
- -----------                        -------              -------------

Max Cooper                  124 Summit Parkway      Chairman of the
(United States              Birmingham, AL  35209   Board and Treasurer of
                                                    CLP Corporation
                                                    (franchisee and operator
                                                    of McDonalds
                                                    Restaurants), 124 Summit
                                                    Parkway, Birmingham, AL
                                                    35209

Estate of                   c/o Max Cooper
Rose Fivelson               124 Summit Parkway
(United States)             Birmingham, AL  35209

Scott Fivelson              1849 S. Bentley Avenue  Freelance Writer
(United States)             #105
                            Los Angeles, CA  90025

Edward Jacobson             505 N. Lakeshore Drive  President, Edward's
(United States)             #3809
                            Chicago, IL  60613

Sarah Jacobson              4250 N. Marine Drive    Retired
(United States)             #2735-N
                            Chicago, IL  60611

Kenneth Neuman              505 N. Lakeshore Drive  Attorney
(United States)             #3809
                            Chicago, IL  60611

Shirley Neuman              1601 Heidorn Avenue     Housewife
(United States)             Westchester, IL  60154

Steven Neuman               1601 Heidorn Avenue     Self-employed owner of
                            Westchester, IL  60154  video rental store

                                   SCHEDULE B



Name and                                                 Occupation or
Citizenship                         Address               Employment
- -----------                         -------              -------------

Max Cooper                   124 Summit Parkway     Chairman of the Board
(United States)              Birmingham, AL  35209  and Treasurer of CLP
                                                    Corporation (franchisee
                                                    and operator of
                                                    McDonalds Restaurants),
                                                    124 Summit Parkway,
                                                    Birmingham, AL 5209

Edward J. Levins             124 Summit Parkway     President of CLP
(United States)              Birmingham, AL  35209  Corporation (franchisee
                                                    and operator of
                                                    McDonalds Restaurants),
                                                    124 Summit Parkway,
                                                    Birmingham, AL  35209

Samuel DePiazza              203 North LaSalle St.  Accountant, Coopers &
(United States)              Chicago, IL  60601     Lybrand (accounting
                                                    firm), 203 North LaSalle
                                                    Street, Chicago, IL
                                                    60601

Arnold Lefkovits             1600 SouthTrust Tower  Attorney, Berkowitz,
(United States)              Birmingham, AL  35203  Lefkovits, Isom &
                                                    Kushner, a professional
                                                    corporation (law firm),
                                                    1600 SouthTrust Tower,
                                                    Birmingham, AL 35203

                                   SCHEDULE C



Name and                                                 Occupation or
Citizenship                         Address               Employment
- -----------                         -------              -------------

Max Cooper                   124 Summit Parkway     Chairman of the Board,
(United States)              Birmingham, AL  35209  Treasurer and
                                                    controlling person of
                                                    CLP Corporation
                                                    (franchisee, owner and
                                                    operator of McDonalds
                                                    Restaurants), 124 Summit
                                                    Parkway, Birmingham, AL
                                                    35209

Edward J. Levine             124 Summit Parkway     President, Director and
(United States)              Birmingham, AL  35209  Controlling person of
                                                    CLP Corporation
                                                    (franchisee and operator
                                                    of McDonalds
                                                    Restaurants), 124 Summit
                                                    Parkway, Birmingham, AL
                                                    35209

Arnold Lefkovits             1600 SouthTrust Tower  Secretary and Director
(United States)              Birmingham, AL  35203  of CLP Corporation;
                                                    Attorney, Berkowitz,
                                                    Lefkovits, Isom &
                                                    Kushner, a professional
                                                    corporation (law firm),
                                                    1600 SouthTrust Tower,
                                                    Birmingham, AL  35203

                             FIRST AMENDMENT TO THE
                          AGREEMENT AND PLAN OF MERGER
                          ----------------------------


          FIRST AMENDMENT to the AGREEMENT AND PLAN OF MERGER, dated as of May 10, 1996 ("Agreement"), by and between Megamation Inc., a Delaware corporation (the "Company"), and MI Merger Corp., a Delaware corporation ("Mergerco").

          WHEREAS, the Company and Mergerco executed an Agreement and Plan of Merger ("Merger Agreement") dated March 19, 1996 pursuant to which, at the Effective Date (as described therein), Mergerco would be merged with and into the Company with the Company continuing as the surviving corporation of the merger; and

          WHEREAS, the Company and Mergerco have decided to amend the Merger Agreement pursuant to this Agreement.

          NOW THEREFORE, in consideration of the foregoing premises and of the mutual covenants, representations, warranties and agreements herein contained, the parties, intending to be legally bound hereby, agree as follows:

          1. Section 5.2 of the Merger Agreement. Section 5.2 of the Merger
             -----------------------------------
Agreement is hereby amended in part to include the following language as subsection (d):

          (d) The holders of less than a majority of the outstanding shares of the Company Common Stock (excluding shares beneficially owned by Tristram C. Colket, Jr. or Max Cooper) shall vote against the Merger.

          2.  No Other Changes. Except as amended hereby, the Merger Agreement
              -----------------
shall remain in full force and effect.

          3.  Waiver; Amendment.  No amendment or other modification of this
              -----------------
Agreement shall be valid or binding on either party hereto unless reduced to writing and executed by the parties hereto.

          4.  Governing Law. This Agreement will be governed and construed under
              -------------
and in accordance with the laws of the State of Delaware.

          5.  Section Headings. All section headings herein have been inserted
              ----------------
for convenience of reference only and shall in no way modify or restrict any of the terms or provisions hereof.

          6.  Counterparts. This Agreement may be executed in two or more
              ------------
counterparts, each of which shall constitute an original, but all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed as of this day and year first above written.


                              MEGAMATION INC.


                              By: /s/ Edward F. Borkowski
                                  _______________________
                              Name: Edward F. Borkowski
                              Title: President


                              MI Merger Corp.


                              By: /s/ Tristram C. Colket, Jr.
                                  ___________________________
                              Name: Tristram C. Colket, Jr.
                              Title: President